UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                        REPORT FOR PERIOD
CSW International, Inc.                                  October 1, 2000 to
CSW Energy, Inc.                                         December 31, 2000
Dallas, Texas  75202



File No.  070-8423                                       PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person.
       See Exhibit B.

(3)    A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 28th day of February, 2001.


                                              CSW International, Inc.
                                              /s/   Armando Pena
                                                    Armando Pena
                                                    Treasurer


Exhibit A


                             CSW International, Inc.
                         Investments in Project Parents
                     For the Quarter Ended December 31, 2000
                                   (thousands)


                                                   Project                Wholly Owned
                   Facility                        Parent                 Subsidiary Of        Description          Investment
-----------------------------------------------  --------------           ------------ -----  -----------------    -----------


Energia Internacional de CSW de S.A. de C.V.     CSW International, Inc.  Central and South
                                                                                West Corp.     Return of Principle   $ (2,525)

Empresa de Electricidade Vale de
 Paranapanema S.A                                CSW Vale, LLC            CSW International,
                                                                               Inc. (Cayman)   Amortization of
                                                                                                  Development Costs       (75)

Chilgener, S.A.                                  CSW International, Inc.  Central and South
                                                                               West Corp.      Divestiture of
                                                                                                 Investment           (114,215)


Exhibit B


                            CSW Energy, Inc./CSW International, Inc.
                                    Non-recourse Indebtedness
                                        December 31, 2000
                                           (thousands)


                          Initial                                   Inflation
        Type               Term          Rate        Maturity      Adjustment          Amount
----------------------  ------------  ------------  ------------  --------------   ---------------

Eurobond                   10 years        8.500%          2005       None         Pounds 100,000
Eurobond                   10 years        8.875%          2006       None         Pounds 100,000
Yankee Bond                 5 years        7.980%          2001       None         Pounds 129,116
Yankee Bond                10 years        8.750%          2006       None         Pounds 129,116
Fixed Rate Loan             7 years        8.250%          2003       None         Pounds 400,000
Loan Notes                  7 years        4.260%          2002       None         Pounds  11,778
Revolver                    5 years        5.810%          2001       None         Pounds  67,000
Senior Notes                5 years        6.875%          2001       None         $      200,000

Exhibit C


                               CSW International, Inc.
                             Consolidated Balance Sheet
                                  December 31, 2000
                                     (Unaudited)
                                      ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                  $ 1,588,241
       General plant                                                    298,291
                                                               ----------------
             Total Electric Plant                                     1,886,532
       Less - Accumulated depreciation                                 (685,658)
                                                               ----------------
             Total Fixed Assets                                       1,200,874

Current Assets
       Cash and cash equivalents                                         78,350
       Short-term investments                                            10,730
       Accounts receivable                                              254,848
       Notes receivable                                                  59,864
       Inventories                                                       13,147
       Other current assets                                              84,470
                                                               ----------------
             Total Current Assets                                       501,409

Other Assets
       Goodwill                                                       1,192,999
       Prepaid benefit costs                                             49,418
       Notes receivable                                                  26,031
       Equity investments and other                                     200,099
                                                               ----------------
             Total Other Assets                                       1,468,547

             Total Assets                                           $ 3,170,830
                                                               ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                         $ 1
       Paid-in capital                                                  829,000
       Retained earnings                                                338,868
       Foreign currency translation and other                           (60,130)
                                                                      ----------
                                                                       1,107,739

       Long-term debt                                                  1,037,726

Current Liabilities
       Accounts payable                                                  109,471
       Advances from affiliates                                          188,394
       Accrued interest payable                                           22,380
       Loan notes                                                         17,584
       Accrued taxes payable                                              73,833
       Customer prepayments                                               61,150
       Current portion of long term debt                                  11,024
       Other                                                             245,057
                                                                  --------------
                                                                         728,893
Deferred Credits
       Deferred tax liability                                            272,348
       Other                                                              24,124
                                                                     -----------
             Total Deferred Credits                                      296,472

                                                                     -----------
             Total Capitalization and Liabilities                    $ 3,170,830
                                                                  ==============

Exhibit D

                              CSW International, Inc.
                                Statement of Income
                      For the Quarter Ended December 31, 2000
                                    (Unaudited)
                                     ($000's)




              Operating Revenues
                 Electric revenues                                     $ 367,128
                 Other diversified                                       100,172
                                                                  --------------
                                                                         467,300
                                                                  --------------

              Operating Expenses
                 Cost of electric sales                                  254,637
                 General and administrative                              101,587
                 Depreciation and amortization                            25,524
                 Other diversified                                        37,734
                                                                  --------------
                                                                         419,482
                                                                  --------------
              Operating Income                                            47,818
                                                                  --------------

              Other Income and (Deductions)
                 Investment income                                      (18,582)
                 Interest income                                          4,669
                 Interest expense                                       (25,507)
                                                                   -------------
                                                                        (39,420)
                                                                   -------------
              Income Before Income Taxes                                  8,398
                                                                   -------------

              Provision for Income Taxes                                (19,921)
                                                                   -------------

              Net Income                                               $ 28,319
                                                                   =============

Exhibit  E

                             CSW International, Inc.
                        Intercompany Service Transactions
                     For the Quarter Ended December 31, 2000
                                   (Unaudited)




 1. Services provided by Central and South West Services, Inc., the administrative arm of the parent company, represent services provided by the parent, CSW. No services provided by Central Power and Light, Public Service Company of Oklahoma, Southwestern Electric Power Company, and/or West Texas Utility Company (collectively, "Operating Companies") are included in this category.


   Salaries and wages of personnel providing services to CSW International, Inc. $ 20,929

 2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company.
    No services provided by Operating Companies are included in this category.

    Salaries and wages of personnel providing services to CSW International, Inc. $ 289,367

 3. Services provided by CSW Operating Companies to CSWI and Energy during the Quarter:

                                      NONE


 4. Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

     Turkey Bid Bond $ 520,000

     South Coast Project 28,367,000